January 30, 2007
VIA EDGAR AND FACSIMILE
Linda Cvrkel, Esq.
Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20544-3561

Re	Pearson PLC
Form 20-F for the Fiscal Year Ended December 31, 2005
File No: 001-16055
Dear Ms. Cvrkel:
The following responds to the comments and requests for supplemental information set forth in your December 20, 2006 letter to Marjorie Scardino, Chief Executive Officer of Pearson PLC (the “Company”) regarding the above-referenced filing. For ease of review, we have set out below each of the comments together with the Company’s response.
The Company recognizes the importance of its Annual Report and reaffirms its commitment to comply with all applicable disclosure requirements and to enhance the overall disclosure, in the context of its filings under Item 17 of Form 20-F.
Form 20-F for the fiscal year ended December 31, 2005
Item 11. Quantitative and Qualitative Disclosures About Market Risk, page 62
1.	Your current disclosures regarding your exposure to various types of market risk do not comply with the requirements outlined in Item 11 of Form 20-F. In future filings, please revise your disclosures so that they are presented in one of the suggested formats outlined in Item 11(a)(1)(i) through (iii) of Form 20-F.

Response:

The Company acknowledges the Staff’s comment and will add the required disclosures to future filings. The Company is currently evaluating the formats suggested in Item 11(a)(1)(i) through (iii) alongside the disclosures it is currently developing in respect of the adoption of IFRS 7 and has not taken a final decision on which format to apply.
Note 1 – Accounting policies
e. Intangible assets, page F-11

2.	Since you have concluded that pre-publication costs should be classified as a current intangible assets and it appears that the principle function for incurring these costs are to generate revenue as amortization associated with pre-publication intangibles is classified as cost of goods sold, it would appear that the cash flows activities associated with pre-publication costs should be classified in your statement of cash flow as operating rather than investing activities. Please provide us with your rational for concluding that pre-publication cash flow activities should be investing rather than operating activities within your cash flow statement. We may have further comment upon receipt of your response.

Response:

The Company acknowledges the Staff’s comment. The Company has evaluated the criteria set out in IAS 1 paragraph 57(a) and considered the definition of “normal operating cycle” for educational products to be defined as the adoption cycle for educational programmes (as per the accounting policy guidance (note 1 e-4) this is generally five years or less). The Company has determined the normal operating cycle for pre-publication costs to be five years or less and accordingly classified the asset as current in the balance sheet.

From a cash flow perspective the Company concluded that investment in pre-publication costs was disclosed as part of investing activities (akin to research and development activities in other industries). Specifically IAS 7, paragraph 16 refers to intangibles and long term assets as examples of items which may be investing in nature. This long term asset classification for cash flow purposes in IAS 7 differs from the current versus non-current classification for balance sheet presentation set out in IAS 1 and allows for cash flow presentation as investing for an item disclosed as a current asset in the balance sheet.

The cash payments to acquire pre-publication assets were considered to be the acquisition of longer term assets as these assets last up to five years. The Company also understands that many of its investors view this spend as an investing activity and track the level of spend accordingly.

After conducting a review of other 2005 first time IFRS filings and considering the cash flow classification of comparable spend in other industries, the Company acknowledges the apparent inconsistency between its balance sheet and cash flow presentation. Whilst this inconsistency is permitted under IFRS, the Company will amend its cash flow presentation in future filings to classify its pre-publication spend as a cash flow from operations. The Company will also direct investors to its note disclosure of pre-publication spend in future filings.

3.	In future filings, please disclose the amount of pre-publication costs included in current assets that are expected to be recovered or settled more than twelve months from the balance sheet date. Refer to the requirements outlined in paragraph 52 of IAS 1.

Response:

The Company acknowledges the Staff’s comment and will include this disclosure in future filings.
q. Revenue recognition, page F-15
4.	Please revise future filing to provide the disclosures required by paragraph 35(b) of IAS 18. As part of your response, please provide us with your proposed future disclosure.

Response:

The Company acknowledges the Staff’s comment and proposes to include the following disclosure in future filings as part of the segmental information footnote to the financial statements:

“In 2006, revenues from the provision of goods were £[ ]million (2005 £2,849 million, 2004 £2,688 million) and revenues from the provision of services were £[ ]million (2005 £1,247 million, 2004 £1,008 million). Revenues from the Company’s educational publishing, consumer publishing and newspaper businesses are classified as being from the provision of goods, and revenues from its assessment and testing, market pricing, corporate training and management services businesses are classified as being from the provision of services.”
Critical accounting estimates and assumptions
(3) Royalty advances, page F-16
5.	We note from your disclosure that the realizable value of royalty advances relies on a degree of management judgment in determining the profitability of individual author contracts. In this regard, please revise future filings to disclosure your methods and assumptions used in estimating the realizable value of your royalty advances.

Response:

The Company acknowledges the Staff’s comment and intends to include disclosure of its methods and assumptions in future filings.
Note 5 – Operating expenses, page F-23
6.	We note from your disclosure that you have netted other income of £ 41 million, £ 46 million and £ 51 million with operating expenses for the years 2005, 2004 and 2003, respectively. In this regard, please explain your basis for netting other income with operating expense. As part of your response, please explain how you have complied with the requirements of paragraph 32 and 33 of IAS 1 in concluding that the net presentation of other income with operating expense on the face of your financial statements is appropriate.

Response:

The Company acknowledges the Staff’s comment. Paragraph 33 of IAS 1 states that income and expenses should be reported separately, “except when offsetting reflects the substance of the transaction”. Other income represents third party use of the Company’s warehousing facilities and distribution network, together with income from publishing rights in markets where the Company does not directly operate. The Company enters into these arrangements to offset the gross costs of these functions by allowing third parties to utilise excess capacity available in its warehouses and distribution centers. In addition, the income from publishing rights in non-core markets is offset against the editorial costs of earning this income in these markets.

In accordance with IAS 1, paragraph 34, the Company considers these activities to be incidental to its normal revenue generating activities. As such, the Company believes offsetting this incidental income with the associated costs on the face of the profit and loss account reflects the substance of these transactions. As it is not possible to separately identify the specific costs related to these activities, the income from these activities is shown gross in note 5.

The Company will note in future filings that income such as this would be classified as revenue under US GAAP.
Note 12 – Intangible assets, page F-30
Note 17 – Intangible assets – pre-publication, page F-38
7.	Reference is made to the exchange difference of £ 345 million for 2005 and £ (201) million for 2004 disclosed in Note 12; and £ 112 million for 2005 and £ (63) million for 2004 disclosed in Note 17. Please tell us and revise future filings to explain the primary reasons for the above fluctuation between 2005 and 2004 associated with your exchange differences. As part of your disclosure and response please explain what operations and currency fluctuations resulted in these fluctuations. Also, revise future filings to explain the primary reasons for the “exchange differences” shown in your disclosures. The disclosures in Note 26 to your financial statements should be similarly revised.

Response:

The majority of the Company’s education and financial market data / pricing businesses, together with a sizeable proportion of its consumer publishing business are based in the United States in entities that have a functional currency of the US dollar. As such, a high proportion of the Company’s assets and liabilities are denominated and measured in US dollars. The exchange volatility predominantly arises due to the translation on consolidation of these US dollar assets and liabilities into sterling, the Company’s presentation currency, at the prevailing exchange rates on each balance sheet date. The closing dollar exchange rates were $1.79 in 2003, $1.92 in 2004 and $1.72 in 2005.

The Company notes that it discloses the impact of exchange movements on its earnings measures in Item 5 : Operating and Financial Review and Prospects and highlights its exposure to movements in US dollar exchange rates in Item 3 : Risk Factors. As movements in exchange rates will impact each of the Company’s assets and liabilities on its balance sheet, rather than just its intangible assets, the Company believes that disclosure in individual footnotes would not be appropriate. The Company believes it would be more effective to expand its disclosure in Item 5 : Operating and Financial Review and Prospects and Item 3 : Risk Factors to cover the impact of exchange rate movements on its balance sheet, in addition to its earnings.
Note 16 – Derivative financial instruments, page F-37
8.	Please revise future filings to provide the disclosure required by paragraph 23, 24 and 27 of IFRS 7 or tell us why you believe these disclosures are not required.

Response:

The Company was not subject to the requirements of IFRS 7 for the year ended December 31, 2005. Adoption of IFRS 7 is required for periods beginning on or after January 1, 2007. The Company intends to adopt the standard in 2007 as indicated on Page F-9, Note 1a and will include these disclosures upon adoption.
Note 23. Trade and other liabilities, page F-43
9.	Reference is made to the accruals and deferred income balance of £600 million, £ 509 million, £ 465 million at December 31, 2005, 2004, and 2003, respectively. Considering the significance of these balances, please tell us and revise future filings to provide additional disclosure regarding the nature of the items that comprise the accrual and deferred income balance for each year presented. Also explain your methods and assumptions used in estimating each component of the accrual and deferred income balance for each year presented.

Response:

The Company acknowledges the Staff’s comment and will show in future filings accruals separately from deferred income, within trade and other liabilities. The Company will also provide further description of the components of its deferred income balances.

As at December 31, 2005, accruals were £364 million (2004 £303 million, 2003 £321 million) and deferred income £236 million (2004 £206 million, 2003 £144 million).

The main accruals as at December 31, 2005, 2004 and 2003 relate to the following:
•	Bonus accruals — calculated by comparing actual annual performance to pre-determined performance targets;

•	Employee benefit accruals — calculated with reference to payroll records and actuarial calculations;

•	Operating expense accruals — calculated with reference to goods or services received, but not yet invoiced;

•	Workers compensation accruals — based on estimates provided by third party insurers; and

•	Property tax accruals — based on billings received from third parties after the balance sheet date for services received prior thereto.
The deferred income balance as at December 31, 2005, 2004 and 2003 relates primarily to the following:
•	Multi-year obligations to deliver workbooks to adoption customers in our school businesses which are billed as part of the sale transaction with the related textbook. The amount of revenue deferred on each new adoption is calculated with reference to historical take-up rates (from experience of previous adoptions) of the option to receive workbooks over the life of the adoption cycle;

•	Payments received from customers in advance of the work having been delivered (in accordance with contract terms) in our contracting businesses;

•	Subscription income in our school, newspaper and market data businesses, where income is deferred and recognized over the subscription period (usually one year); and

•	Advertising income in our newspaper businesses, primarily in relation to contracts to provide listings / share quote data over a fixed period (usually one year), where the revenue is recognized with reference to publishing days delivered.
Note 24 – Employee benefits
Share-based compensation, page F-48
10.	Reference is made to your statement on page F-49 where you state that “early exercises are treated as an acceleration of vesting and the remaining charge is recognized at the date of exercise.” Please clarify the meaning of this disclosure. If these early exercises are modifications to a share-based payment agreement, please tell us your accounting under IFRS and U.S. GAAP, supported with the applicable accounting literature, which supports the treatment used.

Response:

The Company acknowledges the Staff’s comment and clarifies that these early exercises do not arise from modifications to a share-based payment agreement. Early exercises represent equity instruments granted to employees that become exercisable before the normal vesting term is complete because the employee is made redundant (laid off), retires or dies. These early exercises are in line with the original terms of the share-based payment arrangements and the terms contemplate accelerated charges for certain defining events, such as those noted above. There are no changes to the share plans outside the scope of these arrangements.
The Company accounts for these circumstances consistently under both IFRS and US GAAP, in accordance with IFRS 2 paragraph 28(a) and FAS 123 paragraph 37, which require that the outstanding charge in respect of these awards should be accelerated in the accounting period of settlement. However, the Company proposes to revise its disclosure in future filings as follows: “early exercises arising from redundancy, retirement or death are treated as an acceleration of vesting and the Group therefore recognizes immediately the amount that otherwise would have been recognized for services received over the remainder of the original vesting period.”
Note 26 – Other reserves, page F-54
11.	We note from your disclosure that you recognized £23 million, £25 million and £29 million in equity settled transactions for 2003, 2004 and 2005, respectively. In this regard, tell us and expand future filings to explain the nature of these transactions and the methods used in determining the fair value of the goods or services received or the fair value of the equity instruments granted associated with these transactions for all periods presented. See paragraph 46 through 48 of IFRS 2 for guidance. Also tell us why these transactions have been reflected as adjustments to retained earnings, supported by the appropriate IFRS and U.S. GAAP guidance.

Response:

The description “equity settled transactions” refers solely to the impact of accruing share based compensation under IFRS2. The Company does not issue equity or share options for any purpose other then employee compensation. The £23 million, £25 million and £29 million for 2003, 2004 and 2005, respectively, relate to share-based payments costs as disclosed in note 6 on page F-24 and note 24 on page F-48. In accordance with IFRS 2, paragraph 10, the Company measures the value of the option grants as disclosed in our Accounting policies on page F-14 and note 24 on pages F-48 to F-53.

For the purposes of its US GAAP reconciliation, the Company reclassifies these compensation costs to paid-in-capital in line with FAS 123 paragraph 30. As the Company reconciles total shareholders’ funds, this adjustment is not evident from our Shareholders’ Fund reconciliation on page F-70.

12.	Reference is made to your disclosed amounts associated with the purchase of treasury shares. In this regard, please revise your disclosure in future filings to include a reconciliation of the number of treasury shares held by the Company during the periods presented.

Response:

The Company acknowledges the Staff’s comment and intends to include disclosure in future filings with respect to this matter.
Note 33 – Events after the balance sheet date, page 33
13.	We note the disclosure in Note 33 indicating the Company completed a number of acquisition transactions subsequent to December 31, 2005. In future filings, please revise the notes to the Company’s financial statements to include all of the disclosures required by paragraph 67 of IFRS 3, as applicable, with respect to any transactions completed prior to the issuance of the Company’s financial statements. Refer to the guidance in paragraph 71 of IFRS 3.

Response:

The Company acknowledges the Staff’s comment and considered the acquisitions to be immaterial for disclosure. The Company will include these disclosures in future filings.
Note 35 – Summary of Principal Differences Between International Accounting Standards and United States of America Generally Accepted Accounting Principles
(i)Goodwill and intangibles, page F-71
14.	Please revise future filings to quantify and disclose the impact that each of the differences in accounting for acquisition transactions between IFRS and US GAAP described in the last paragraph on page F-71 had on the reconciliations of net income and stockholders’ equity under IFRS to US GAAP for each period presented. Consideration should be given to including a tabular summary of the various adjustments in Note 35(i) which agrees to the total adjustments reflected in the reconciliations of net income and stockholders equity from IFRS to US GAAP.

Response:

The Company acknowledges the Staff’s comment. In its disclosure in the last paragraph on page F-71, the Company sought to give a brief history of how the difference between the goodwill balance under IFRS and US GAAP had arisen over time. As this was the first filing requiring reconciliation from IFRS to US GAAP, the Company believed this provided useful background to the goodwill adjustment, in the context of its filing under Item 17.

In the last paragraph on page F-71, the Company identified four factors which had given rise to GAAP differences on goodwill over time. The Company notes that, in respect of the first three factors (which constitute substantially all the GAAP difference), the GAAP adjustments are now frozen and (except for exchange translation) should not move unless the underlying assets are disposed. The Company considers the narrative explanation of each numerical GAAP difference to be sufficient disclosure in this context.

For future filings, the Company will consider alternative disclosures to more clearly explain the IFRS to US GAAP differences in respect of goodwill and intangibles, particularly with reference to transactions in the current period.
(ii) Discontinued operations, page F-72

(iii) Disposal adjustments, page F-72
15.	We note the following from your disclosure:
•	Under U.S. GAAP, “assets in respect of discontinued operations” of £413 million and “liabilities in respect to discontinued operations” of £(148) million for 2004 net to approximately £265 million

•	Under IFRS, assets classified as held for sale of £358 million and liabilities directly associated with assets classified as held for sale of £(81) million for 2004 net to approximately £277 million, as disclosed in your balance sheet on page F- 5 and F-6

•	The difference between £ 265 million net assets under U.S. GAAP and £277 million net assets under IFRS associated with discontinued operations for 2004 approximates £12 million less under U.S. GAAP than under IFRS.
We note from your disclosure on page F-70 that the U.S. GAAP reconciliation adjustment for discontinued operation is £49 million for 2004. In this regard please tell us how the £49 million U.S. GAAP reconciliation adjustment on page F-70 reconciles with the £12 million amount noted above. Alternatively, tell us and revise future filings to explain how the £49 million adjustment to stockholders’ equity at December 31, 2004 was determined.

Response:

The Company acknowledges the Staff’s comment and has provided a reconciliation of net assets in respect of discontinued operations under both IFRS and US GAAP as Appendix I to this letter. This difference between the disclosure provided under IFRS and that provided under US GAAP reflects the differing treatment of the minority interest in discontinued operations. Under IFRS, the Company has disclosed the total net assets controlled in respect of discontinued operations (before deducting the minority share) as the disclosure reconciles to total equity. Under US GAAP, as the Company is providing a reconciliation of shareholders’ funds attributable to equity shareholders, net assets in respect of discontinued operations have been reconciled (and disclosed) after deducting the minority share.
(iv) Pension and other post-retirement benefits, page F-72
16.	We note from your disclosure that under U.S. GAAP annual pension cost comprises the estimated cost benefits accruing in the period as determined in accordance with SFAS 87 and that the required methodology is broadly similar to

IFRS, however different assumptions on the expected asset return are used in the SFAS 87 pension calculation. In this regard, please tell us and revise future filing to disclose the differences in assumptions used between IFRS and U.S. GAAP and the rational for these differences, including the specific U.S. GAAP and IFRS literature applied.
Response:

The Company acknowledges the Staff’s comment. The Company principally uses the same assumptions for its pension calculation under IAS 19 and FAS 87. However, the expected asset returns differ for US Plans between IFRS and US GAAP. The Company’s actuaries in the US and UK regularly review the asset assumptions used by comparable companies in their US GAAP and IFRS financial statements, and management sets assumptions in line with actuarial advice based on this market practice. Historically, this has resulted in higher return on asset assumptions being used in respect of US Plans under US GAAP than the assumptions applied under IFRS. For 2006, the Company has aligned the assumptions used to calculate pension charges under both IFRS and US GAAP in its Form 20-F.

Under IAS 19, paragraph 106, the expected return on plan assets is based on market expectations, at the beginning of the period, for returns over the entire life of the related obligation. The Company therefore considers the expected long-term return on each of the individual asset classes by reference to appropriate market yield at the beginning of the period. A blended expected return assumption is then determined based on the allocation of assets in the plans.

In determining the expected return on plan assets, the Company deducts expected administration costs, other than those included in the actuarial assumptions used to measure the obligation.

Under FAS 87, paragraph 30, the expected return on plan assets is determined based on the long-term rate of return the plan assets are expected to achieve. For the US Plans, while the underlying investment strategy is considered, less consideration is made regarding movements in the underlying market yields as, unlike IFRS, US GAAP does not require market expectations at the start of the period to be considered. This results in a more stable expected rate of return from year to year.

The Company’s assumptions to calculate the expected return on assets for the net periodic pension cost were as follows:

	US GAAP		IFRS
	UK Plan	US Plan	UK Plan	US Plan
2005	6.60%	8.50%	6.60%	7.30%
2006	6.40%	7.49%	6.40%	7.49%
2007	6.53%	7.49%	6.53%	7.49%

The Company acknowledges the apparent inconsistency in the treatment of the expected return on plan assets and constantly monitors the long term rate movements and predictions. In future fillings The Company will provide enhanced narrative in its disclosures of the basis used to determine the overall expected long-term rate of return on assets assumptions. The income statement impact of differing assumptions is not considered to be material.

17.	We note from your disclosure that under IFRS, there is no requirement to recognize a minimum pension liability in respect of the unfunded accumulated benefit obligation and that under SFAS 87 you have recognized prepaid pension cost amounting to £57 million and a minimum pension liability of £298 million in respect of pensions. It is unclear from your disclosure what other U.S. GAAP reconciling adjustments offset the above difference between U.S. GAAP and IFRS, which comprise the total U.S. GAAP reconciliation shareholders’ fund adjustment for “pensions and other post-retirement benefits” as disclosed in page F-70. In this regard please quantify and provide the nature of each item that comprise the total U.S. GAAP reconciliation shareholders’ fund adjustment for “pensions and other post-retirement benefits” of £61 million and £62 million for the years ended December 31, 2005 and 2004, respectively. Similar disclosure should be provided for the income statement adjustments on page F-69 of £(26) million, £(23) million and £(4) million for 2005, 2004 and 2003, respectively.

Response:

The Company has included in Appendix II to this letter a summary that quantifies and describes the nature of each item comprising the reconciling GAAP adjustments to net income and shareholders’ funds for “pension and other post-retirement benefits”.
General
18.	Please provide us with and consider including in future filings a supplementally prepared statement of changes in shareholders’ equity using balances determined under U.S GAAP as a proof that the shareholders’ equity US GAAP reconciliation on page F-70 balances and to provide appropriate disclosure of changes in the equity accounts on a U.S. GAAP basis.

Response:

The Company includes a statement of changes in shareholders’ equity under US GAAP as Appendix III to this letter. Previously the Company has not considered this sufficiently useful to warrant expanding its current disclosure. The Company will reconsider including this in future filings.

Other
19.	Your accounting policy for software development costs as discussed on page F-11 does not comply with US GAAP for either internal use software costs, which are accounted for under SOP 98-1 or for costs incurred to develop software to be sold or marketed, which are accounted for pursuant to SFAS No. 86. Please revise Note 35 to discuss and quantify the impact of this difference in accounting between IRFS and US GAAP, or explain why this is not required.

Response:

The Company acknowledges the Staff’s comment and recognizes that the accounting policy in its 2005 filing was unclear and could inadvertently give the impression that it has capitalized significant internal costs on its balance sheet. The Company discloses software development costs with a carrying value of £68 million in note 12 to the financial statements as at December 31, 2005. All of this balance is for internal use and the majority of the balance results from expenditures to third party vendors and has been capitalized in accordance with SOP 98-1.

In the few cases where internal costs have been capitalized in connection with software developed internally, only the direct labour costs associated with developing the software have been capitalized.

The Company considers there is no difference between IFRS and US GAAP in respect of accounting for these software development costs.

The Company will clarify its accounting policy in future filings, as follows:

Acquired software – Software separately acquired for internal use is capitalized at cost. Software acquired in material business combinations is capitalized at its fair value as determined by an independent valuer. Acquired software is amortised on a straight line basis over its estimated useful life of between three and five years.

Internally generated software – Internal and external costs incurred during the preliminary stage are expensed as incurred. Internal and external costs incurred to develop internal-use computer software during the application development stage are capitalized if the Company expects economic benefits from the development. Capitalization in the application development stage begins once the Company can reliably measure the expenditure attributable to the software development and has demonstrated its intention to complete and use the software. Internally generated software is amortized on a straight line basis over its estimated useful lives between three and five years.

In connection with our response to your comments, the Company acknowledges that:
•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments, or changes to our disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions or comments regarding our responses, please call the undersigned at 011-44-207-010-2341 (fax 011-44-207-010-6602), or Howard Kenny of Morgan, Lewis & Bockius LLP (our external legal counsel) at (212)-309-6843.
Very truly yours,
/s/ Robin Freestone, Esq.
cc: Jeff Jaramillo, Division of Corporation Finance
cc: Morgan, Lewis & Bockius LLP
cc: PriceWaterhouseCoopers LLP

Appendix I
Reconciliation of net assets in respect of discontinued operations

	2004
	IFRS	GAAP adj	US GAAP
	£m	£m	£m
Net assets in respect of discontinued operations excluding minority interest	277	52	329

Minority interest	(61)	(3)	(64)

Net assets in respect of discontinued operations attributable to equity shareholders	216	49	265

Appendix II
Reconciliation of the difference in the pension charge and pension deficit between IFRS and US GAAP

	Income	Shareholders
	statement	Funds
	£m	£m
Reconciling items

Current service cost	1
Interest cost	1
Expected return on assets	15
Amortisation of gain or loss	(23)
Amortisation of transition asset	1
Amortisation of prior service cost	1

Year ended 31 December 2003	(4)	72

Current service cost	(2)	(2)
Expected return on assets	3	3
Actuarial (gain)/loss	—	61
Amortisation of gain or loss	(24)	(24)
Movement in minimum liability	—	(49)
Foreign exchange (gain)/loss	—	1

Year ended 31 December 2004	(23)	62

Current service cost	(4)	(4)
Expected return on assets	4	4
Actuarial (gain)/loss	—	(26)
Amortisation of gain or loss	(26)	(26)
Movement in minimum liability	—	53
Foreign exchange (gain)/loss	—	(2)

Year ended 31 December 2005	(26)	61

Appendix III
Statement of changes in shareholders’ equity under US GAAP

	2005	2004
	£m	£m
Shareholders’ funds at the beginning of the period	3,218	3,333

Profit for the year attributable to equity shareholders	411	182
Dividends paid	(205)	(198)
Net exchange differences on translation of foreign operations	327	(193)
Cumulative translation adjustment disposed	19	—
Pensions – actuarial gains & losses and movement in additional minimum pension liability (see note 1)	51	52
Taxation on items taken directly to equity	7	10
Shares issued	4	4
Purchase of treasury shares	(21)	(10)
Equity settled transactions	27	38

Shareholders’ funds at the end of the period	3,838	3,218

Note 1:	The pensions movement in 2004 includes an adjustment to reflect an overstatement of the additional minimum pension liability under US GAAP as at December 31, 2003. The adjustment was not considered sufficiently material to warrant re-statement of the US GAAP shareholders’ funds balance for 2003.